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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____________ )*

Home Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

43689E107
(CUSIP Number)

March 19, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 pages

CUSIP No. 43689E107

1.	Names of Reporting Persons. Ryan Heslop I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Bene- ficially owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	459,036
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	459,036
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 459,036
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) IN

Page 2 of 11 pages

CUSIP No. 43689E107

1.	Names of Reporting Persons. Ariel Warszawski I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Bene- ficially owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	459,036
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	459,036
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 459,036
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) IN

Page 3 of 11 pages

CUSIP No. 43689E107

1.	Names of Reporting Persons. Firefly Value Partners, LP I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Bene- ficially owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	459,036
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	459,036
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 459,036
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) PN

Page 4 of 11 pages

CUSIP No. 43689E107

1.	Names of Reporting Persons. FVP GP, LLC I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Bene- ficially owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	459,036
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	459,036
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 459,036
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) OO

Page 5 of 11 pages

CUSIP No. 43689E107

1.	Names of Reporting Persons. Firefly Management Company GP, LLC I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Bene- ficially owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	459,036
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	459,036
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 459,036
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) OO

Page 6 of 11 pages

CUSIP No. 43689E107

1.	Names of Reporting Persons. FVP Master Fund, L.P. I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Bene- ficially owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	203,996
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	203,996
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 203,996
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%
12.	Type of Reporting Person (See Instructions) PN

Page 7 of 11 pages

CUSIP No. 43689E107

1.	Names of Reporting Persons. FVP US-Q, LP I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Bene- ficially owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	255,040
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	255,040
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 255,040
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.9%
12.	Type of Reporting Person (See Instructions) PN

Page 8 of 11 pages

Item 1.
(a)	The name of the issuer is Home Bancorp, Inc. (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 503 Kaliste Saloom Road, Lafayette, Louisiana, 70508.

Item 2.
(a)
This statement (this “Statement”) is being filed by: (i) FVP Master Fund, L.P., a Cayman Islands exempted limited partnership (“FVP Master Fund”), (ii) FVP US-Q, LP, a Delaware limited partnership (“FVP Fund” and, together with FVP Master Fund, the “Funds”), (iii) Firefly Value Partners, LP, a Delaware limited partnership (“Firefly Partners”), which serves as the investment manager of the Funds, (iv) FVP GP, LLC, a Delaware limited liability company (“FVP GP”), which serves as the general partner of the Funds, (v) Firefly Management Company GP, LLC, a Delaware limited liability company (“Firefly Management”), which serves as the general partner of Firefly Partners, and (vi) Messrs. Ryan Heslop and Ariel Warszawski, the managing members of FVP GP and Firefly Management (all of the foregoing, collectively, “Reporting Persons”). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own all of the shares reported in this Statement. Messrs. Heslop and Warszawski, Firefly Partners, Firefly Management and FVP GP may be deemed to share with the Funds voting and dispositive power with respect to such shares. Each Reporting Person disclaims beneficial ownership with respect to any shares other than those owned directly by such Reporting Person.

(b)
The Principal Business Office of FVP Master Fund is:

c/o dms Corporate Services, Ltd.
P.O. Box 1344
dms House
20 Genesis Close
Grand Cayman, KY1-1108
Cayman Islands

The Principal Business Office of Messrs. Heslop and Warszawski, Firefly Partners, FVP GP, Firefly Management and FVP Fund is:

551 Fifth Ave., 36th Floor, New York, NY 10176

(c)	For citizenship information see item 4 of the cover sheet of each Reporting Person.

(d)	This Statement relates to the Common Stock of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is 43689E107.

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J);

Page 9 of 11 pages

Item 4. Ownership.
See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2. The percentage ownership of each Reporting Person is based on 8,682,700 shares of Common Stock outstanding as of March 12, 2010, as reported on the Issuer’s annual report on Form 10-K filed on March 15, 2010 for the fiscal year ended December 31, 2009.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

(a)	Not applicable.

(b)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    March 25, 2010

/s/ Ryan Heslop
Ryan Heslop

Ariel Warszawski
Firefly Value Partners, LP
FVP GP, LLC
Firefly Management Company GP, LLC
FVP Master Fund, L.P.
FVP US-Q, LP

By:	/s/ Ariel Warszawski
Ariel Warszawski, for himself and as Managing Member of FVP GP (for itself and as general partner of each of the Funds) and Firefly Management (for itself and as general partner of Firefly Partners)

Page 11 of 11 pages